Exhibit 1.01

Nimble Storage, Inc.

Conflict Minerals Report

For the Reporting Period from January 1 to December 31, 2015

This Conflict Minerals Report (“CMR”) has been prepared by Nimble Storage, Inc. (herein referred to, alternatively, as “Nimble Storage,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2015 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Nimble Storage is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Nimble Storage has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

Company Overview

Our mission is to engineer and deliver the industry’s most efficient flash storage platform. Our predictive flash platform is comprised of a Unified Flash Fabric that provides a single consolidation architecture with common data services across a portfolio of All Flash and Adaptive Flash arrays and InfoSight predictive analytics with integrated support and service offerings.

Product Overview

Our predictive flash platform is comprised of a combination of All Flash arrays and Adaptive Flash arrays, our Nimble OS software operating system and InfoSight, our predictive analytics software.

Supply Chain Overview

Nimble Storage outsources the manufacturing, assembly, quality assurance testing and packaging of its all flash arrays and adaptive flash arrays to one third-party manufacturer, Flextronics International Ltd.(“Flextronics”). Flextronics does not manufacture the components used in Nimble Storage’s products itself but rather procures such components directly from third-party suppliers. For purposes of this CMR, references to our “products” mean our All Flash and Adaptive Flash arrays completed during the 2015 reporting year, and references to our “suppliers” refer to the third-party component suppliers from which Flextronics procures components used in Nimble Storage’s products. As a downstream company, Nimble Storage is several levels removed from the mining, smelting or refining of conflict minerals. We do not purchase raw ore or unrefined conflict minerals, and we do not make direct purchases in the Covered Countries.

Conflict Minerals Analysis and Reasonable Country of Origin Inquiry Process

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that (i) our products contain conflict minerals that are necessary to the production or functionality of such products, and (ii) we were unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and this Conflict Minerals Report as an exhibit thereto.

Design of Due Diligence Measures

Nimble Storage’s due diligence process with respect to the source and chain of custody of the conflict minerals contained in its products is based on the Organisation for Economic Co-operation and Development’s (OECD’s) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”). Nimble Storage retained the services of an outside consultant to assist it with designing its due diligence procedures in accordance with the OECD Guidance and to assist in program development and resource augmentation for due diligence.

Due Diligence Measures Performed by Nimble Storage

Nimble Storage performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

•	Nimble Storage established a management system for conflict minerals, including a team of subject matter experts from relevant functions, including members of its operations, legal and finance departments. This team is responsible for the execution of the Company’s conflict minerals program, due diligence efforts and risk mitigation strategy.

•	In May 2016, Nimble Storage adopted a formal Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting Nimble Storage’s compliance activities, and (iii) its practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at http://investors.nimblestorage.com/company/investor-relations under the “Corporate Governance.”

•	The implementation of Nimble Storage’s RCOI and the conducting of due diligence on the source and chain of custody of Nimble Storage’s necessary conflict minerals are managed by Nimble Storage’s operations department, with advice and counsel provided by the legal and finance departments on an as-needed basis. The drafting of SEC filings is managed by Nimble Storage’s legal and finance departments. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed by the responsible individuals within the operations and, as needed, the legal and finance departments.

•	The operations staff responsible for conflict minerals compliance, as well as the legal and finance staff supporting the operations staff (i) have received training regarding conflict minerals compliance, and (ii) are required to be familiar with the Conflict Minerals Policy.

•	Records of material conflict minerals-related documentation are maintained electronically by Nimble Storage through its outside consultant for a period of five (5) years from the date of creation.

•	In May 2016, Nimble Storage’s existing suppliers were provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of Nimble Storage’s standard supplier onboarding process. In addition, in May 2016, conflict minerals compliance questions were added to the onboarding form for new suppliers.

•	Interested parties can report improper activities in violation of the Conflict Minerals Policy via email at conflictminerals@nimblestorage.com. This email address is included in the Conflict Minerals Policy, which can be found on our website at http://investors.nimblestorage.com/company/investor-relations under “Corporate Governance.” All reported activities will be reviewed by the appropriate individuals within the operations, legal and finance departments.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

•	Nimble Storage performed an assessment of its suppliers. If the supplier was determined to supply hardware, we assessed whether the materials could potentially contain conflict minerals. Nimble Storage, through its outside consultant, then surveyed its in-scope suppliers to determine whether they sourced conflict minerals from the Covered Countries.

•	The in-scope suppliers were sent an introduction email from Nimble Storage describing the Conflict Minerals Compliance Program (the “CMCP”) requirements and identifying the Company’s outside consultant. Nimble Storage’s outside consultant then sent the in-scope suppliers the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”), which they were asked to complete in full. The CMRT is designed to provide Nimble Storage with sufficient information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.

•	Suppliers also were offered training materials on the CMCP, the requirements of the Final Rules and other training materials.

•	Nimble Storage utilizes a series of escalating responses to address the failure of a supplier to respond or to provide the information required by the CMRT.

•	Nimble Storage’s operations department through its outside consultant manages the collection of information reported on the CMRT by the in-scope suppliers. Supplier responses are evaluated for plausibility, consistency and gaps. Additional supplier outreach is conducted to the extent necessary to address any issues that arise during the collection of such information, including incomplete data, responses that do not identify smelters or refiners, and organizations that are identified as smelters or refiners but not verified as such through further analysis and research.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

•	If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Nimble Storage determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Nimble Storage will enforce the Conflict Minerals Policy.

•	Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Nimble Storage from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2015 calendar year reporting period. The Form SD and Conflict Minerals Report are also available on our website at http://investors.nimblestorage.com/company/investor-relations under “Financial Information.”

Supplier Survey Responses and Smelter and Refiner Information

As a result of Nimble Storage’s reasonable country of origin inquiry, 16 suppliers, representing 100% of our suppliers, provided completed CMRTs to Nimble Storage. Nimble Storage’s suppliers identified 300 smelters and refiners from which they source conflict minerals that appear on the CFSI’s Standard Smelter List, and of those smelters and refiners, approximately 207 smelters and refiners, or 69%, have been certified by one or more of the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program, the London Bullion Market Association or the Responsible Jewellery Council. The remainder of such smelters and refiners are not, at this time, certified by one or more of the certification organizations listed above. With respect to these smelters and refiners, although we were not able to determine the mines of origin of the conflict minerals sourced from such smelters and refiners, we were able to determine the country locations of such smelters and refiners. Attached as Addendum A to this CMR is a list of such country locations, grouped according to the specific conflict mineral processed by such smelters or refiners.

Steps to Mitigate Risk

Nimble Storage will endeavor to continuously improve upon its supply chain due diligence efforts and intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs.

•	Support the development of supplier capabilities to perform conflict-minerals related due diligence by the implementation of risk mitigation measures, as appropriate.

•	Provide ongoing training regarding emerging best practices and other relevant topics to operations, legal and finance staff responsible for conflict minerals compliance.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on Nimble Storage’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Nimble Storage’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Nimble Storage’s) are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.

Addendum A

Non-Certified Smelter and Refiner Country Locations by Mineral

Mineral	Country Locations
Tantalum	UNITED KINGDOM

Tin	BRAZIL CHINA GERMANY INDONESIA MALAYSIA

Tungsten	CHINA JAPAN RUSSIAN FEDERATION UNITED STATES VIETNAM

Gold	CANADA CHINA GERMANY JAPAN KAZAKHSTAN REPUBLIC OF KOREA MALAYSIA MEXICO NEW ZEALAND RUSSIAN FEDERATION SUDAN UNITED ARAB EMIRATES UNITED STATES ZIMBABWE